Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Kairous Acquisition Corp. Limited (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-259031) of our report dated June 7, 2021(except for the 2nd paragraph of Note 8, as to which the date is August 24, 2021, and the 3rd paragraph of Note 8, as to which the date is October 26, 2021), includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Kairous Acquisition Corp. Limited as of May 13, 2021 and for the period from March 24, 2021 (inception) through May 13, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

October 26, 2021

www.marcumbp.com